UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TTM TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

87305R109
(CUSIP Number)

No. 4 Dai Shun Street, Tai Po Industrial Estate,
Tai Po, New Territories, Hong Kong.
Phone: +852 2660 2568
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:
Jonathan Stone, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Phone:  +852 3740-4703

May 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87305R109

1	NAMES OF REPORTING PERSONS Mr. TANG Hsiang Chien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,561,874 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 27,561,874 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,561,874 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

CUSIP No.	87305R109

1	NAMES OF REPORTING PERSONS Su Sih (BVI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,561,874 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 27,561,874 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,561,874 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

CUSIP No.	87305R109

Item 1. Security and Issuer.

This Amendment No. 2 amends the Schedule 13D filed on April 19, 2010, as amended by the Amendment No. 1 to the Schedule 13D filed on May 6, 2010 (as amended, the “Prior Filing”) by the Reporting Persons (as defined below) relating to the common stock, par value $0.001 per share (the “Shares”), of TTM Technologies, Inc., a corporation organized under the laws of Delaware, whose corporate office is located at 2630 South Harbor Boulevard, Santa Ana, California 92704.  Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

Item 2. Identity and Background.

Item 2 of the Prior Filing is hereby amended and restated in its entirety as follows:

This Statement is being filed by (i) Mr. Tang Hsiang Chien, a citizen of Hong Kong Special Administrative Region of People’s Republic of China (“Mr. Tang”) and (ii) Su Sih (BVI) Limited, a company organized under the laws of the British Virgin Islands (“Su Sih” and, together with Mr. Tang, each, a “Reporting Person” and collectively, the “Reporting Persons”).  Su Sih is a holding company wholly owned by Mr. Tang.

The principal business address of Mr. Tang is No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong.  The principal business address of Su Sih in Hong Kong is Room 2407, ING Tower, 308 Des Voeux Road, Central, Hong Kong.  The name, business address, present principal occupation or employment and citizenship of the executive officers and directors of Su Sih are set forth on Schedule A, and are incorporated herein by reference.

During the last five years, neither Mr. Tang, Su Sih, nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Meadville Holdings (BVI) Limited, a company formerly organized under the laws of the Cayman Islands under the name “Meadville Holdings Limited” and continued as a British Virgin Islands business company under the laws of the British Virgin Islands (“Meadville”), MTG Investment (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Meadville (“MTG”), TTM Technologies, Inc., TTM Technologies International, Inc., a corporation organized under the laws of Delaware and a wholly owned subsidiary of TTM Technologies, Inc. (“TTM International”), and TTM Hog Kong Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of TTM International, Inc. (“TTM Hong Kong”), entered into a Stock Purchase Agreement on November 16, 2009 (the “Stock Purchase Agreement”). A copy of the Stock Purchase Agreement is attached hereto as Exhibit A. The description of the Stock Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.

Pursuant to the Stock Purchase Agreement, Meadville and TTM effected a business combination (the “PCB Combination”), whereby MTG sold its subsidiaries carrying on the printed circuit boards business (the “Asian PCB Subsidiaries”) to TTM Hong Kong for a consideration consisting of US$114,034,328 and the issuance of 36,334,000 Shares, in each case paid and issued to Meadville.  Mr. Tang, in his capacity as trustee of The Mein et Moi Trust (a discretionary trust established for the benefit of the family of his eldest son, Mr. Tang Ying Yen, Henry) and through Su Sih and Top Mix Investments Limited, a company organized under the laws of the British Virgin Islands (“Top Mix”), holds 1,417,561,000 ordinary shares of Meadville, representing 72.2% of Meadville’s total issued and outstanding share capital.

CUSIP No.	87305R109

On April 9, 2010, the date of the closing of the Stock Purchase Agreement (the “Closing Date”), Meadville acquired 36,334,000 Shares.  Independent shareholders of Meadville had the option to receive, in lieu of the Shares they are otherwise entitled to, proceeds received from the sale of such shares in a dealing facility to be provided by Meadville and TTM.

Based on the elections of the shareholders of Meadville, of the 36,334,000 Shares received by Meadville from the PCB Combination, 8,772,126 Shares were distributed to independent shareholders of Meadville on May 5, 2010 (the “Distribution Date”).  Mr. Tang and Top Mix directed all of the Shares entitled to be distributed them respectively to be distributed to Su Sih, and Su Sih received a total of 26,224,878 Shares on the Distribution Date.

On May 25, 2010 (the “Relevant Date”), Su Sih purchase from Meadville all of the 1,336,996 Shares held by Meadville.  The total purchase price for the 1,336,996 Shares is approximately US$14.853 million, representing a per Share price of US$11.118, which is the average closing price per Share as quoted on NASDAQ for the 5 trading days up to and including May 19, 2010.  The purchase price was paid in Hong Kong dollars, based on a fixed exchange rate of US$1.00 to HK$7.8, and was funded from the available cash held by the Reporting Persons.

Item 4. Purpose of Transaction.

The first two paragraphs of Item 4 of the Prior Filing is hereby amended and restated in its entirety as follows:

Meadville acquired the 36,334,000 Shares because it believes the PCB Combination is in the best interest of its shareholders.  The Reporting Persons agreed to acquire the 1,336,996 Shares from Meadville because they desire to help facilitate Meadville to accomplish its obligation to dispose of such Shares.  Su Sih’s purchase of these 1,336,996 Shares were permitted under the Shareholders Agreement.  Meadville considers a sale of such Shares to Su Sih, based on factors such as the uncertainty of the current equity market, the time period required to complete the sales of such Shares through other means and the associated costs thereof, to be in the best interest for the independent shareholders of Meadville who elected to receive cash in lieu of the Shares they would otherwise be entitled.

As of the Relevant Date, the Reporting Persons beneficially owns 34.4% of the total outstanding Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Prior Filing is hereby amended and restated in its entirety as follows:

The responses to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Su Sih is set forth on Schedule B hereto, which is incorporated herein by reference.

On the Relevant Date, Su Sih, beneficially owns 27,561,874 Shares.  Through his ownership of Su Sih, Mr. Tang is the beneficial owner of the 27,561,874 Shares beneficially owned by Su Sih.

Except as disclosed in this Schedule 13D, neither Mr. Tang, Su Sih, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither Mr. Tang, Su Sih, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither Mr. Tang, Su Sih, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of Mr. Tang and Su Sih, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them.

CUSIP No.	87305R109

Each of Schedule B, Schedule C, Schedule D, Schedule E and Schedule F attached to the Prior Filing shall be deleted in its entirety, and replaced with Schedule B attached to this Amendment No. 2.

CUSIP No.	87305R109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2010

TANG Hsiang Chien

/s/ TANG Hsiang Chien

Su Sih (BVI) Limited

	By:	/s/ TANG Ying Ming, Mai
	Name:	TANG Ying Ming, Mai
	Title:	Director

CUSIP No.	87305R109

SCHEDULE B

Shares Beneficially Owned by the Directors and Executive Officers of Su Sih

Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers

Mr. TANG Hsiang Chien	27,561,874	34.4%

Mr. TANG Chung Yen, Tom	Nil

Ms. TANG Ying Ming, Mai	Nil

___________________________

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Relevant Date or the number of restricted shares held by such person that will be vested within 60 days after the Relevant Date, as the case may be. The total number of Shares outstanding as of the Relevant Date is 80,058,287.